John M. Ford

direct dial:  215.981.4009

direct fax:  215.981.4750

fordjm@pepperlaw.com

June 21, 2012

Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C.20549 Attn: Mary A. Cole, Esq.

Re:	Equinox Funds Trust 1940 Act File No. 811-22447 1933 Act File No. 333-168569

Dear Ms. Cole:

On behalf of Equinox Funds Trust (the “Trust”), accompanying this letter is Post-Effective Amendment No. 37 (the “Amendment”) to the Trust’s Initial Registration Statement on Form N-1A (the “Registration Statement”).  The Amendment is being filed pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”) (i) to incorporate changes to the Registration Statement in response to oral comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Post-Effective Amendment No. 2 (“PEA No. 2”) to the Registration Statement, and (ii) to make other material changes including the addition of a sub-advisor and other changes to the investment strategy.

PEA No. 2 was filed on April 8, 2011 pursuant to Rule 485(a) under the 1933 Act to register two new series of the Trust under the Investment Company Act of 1940 (the “1940 Act”) and to register each such series’ shares under the Securities Act: (1) Equinox Event Driven Legends Fund, and (2) Equinox Long-Short Legends Fund (each, a “Fund” and, together, the “Funds”).  The Registrant has filed numerous amendments at the request of the Staff for the purpose of extending the date of PEA No. 2’s automatic effectiveness under the Rule 485(a) to June 22, 2012.  The Amendment is a subsequent amendment to PEA No. 2 under Rule 485(d) that will become automatically effective on August 14, 2012.

We appreciate the opportunity to address the Staff’s comments regarding certain disclosure in the Funds’ prospectus (“Prospectus”) and statement of additional information (“SAI”) filed with PEA No. 2.  We set forth the Staff’s comments in italicized text followed by the Trust’s response to the Staff’s comments.1 Unless otherwise noted capitalized terms have the same meaning as defined in the Prospectus and SAI.

* * *

1 In addition to the responses in this letter, the Trust has also submitted to the Staff separate correspondence dated June 1, 2012 addressing certain additional questions form the Staff regarding the Trust’s process for valuing swap agreements.

PROSPECTUS

Prospectus Summary- Fees and Expenses of the Fund

1.

In the fee tables for the Funds, consider disclosing that the “Maximum Deferred Sales Charge (Load)” for Class A shares is 1.00%.

Response:  The Fund believes that the current manner in which the contingent deferred sales charge (“CDSC”) is disclosed is appropriate in the light of the limited applicability of such charge: the CDSC is applicable only to those shareholders who have invested more than $1 million in Class A shares of the Fund and, accordingly, the front-end sales load has been waived entirely and where the selling broker has been paid a commission by the Fund's sponsor.  The Fund believes that showing the charge in the fee table in the same prominence as the front-end sales load may cause a shareholder to conclude that he or she is subject to both the front-end sales load and the deferred sales charge.  A shareholder that has paid the front-end load may mistakenly believe that he or she needs to hold shares for at least 12 months to avoid the deferred sales charge when, in fact, he or she would not be subject to such fee.

2.

Disclose the wire transfer fee in a footnote to the fee table.

Response:  The Prospectus has been revised to reflect the Staff’s comment.

3.

Confirm that the fee waiver agreement will be in existence for at least one year from the effective date of the registration statement and that the expense example will reflect the fee waiver for those periods that coincide with the term of the fee waiver agreement.  In addition, disclose in a footnote more detail on the fee waiver agreement including expenses not waived or reimbursed.

Response:  Confirmed.  The fee waiver agreement will be in existence for at least one year from the effective date of the registration statement and the expense example will only reflect the waiver for those periods covered by the fee waiver agreement.  Footnote 6 to the fee table has been revised to reflect the Staff’s request for additional detail on the fee waiver arrangements between the Fund and the investment adviser.

4.

Will the Funds invest in “acquired funds” to the extent that a line item for “Acquired fund fees and expenses” is required by Form N-1A?  If so please revise the fee table to reflect such fees and expenses.

Response:  The Funds may invest in acquired funds and, accordingly, the fee table has been revised to reflect anticipated acquired fund fees and expenses.

5.

Conform the disclosure preceding each Expense Example to the language set forth in Item 3 of Form N-1A.

Response:  The Prospectus has been revised to reflect the Staff’s comment.

6.

Do the fee tables for the Funds reflect the anticipated costs of swap agreements?

Response:  The fee table will not reflect the cost of the swap agreements in which the Fund enters.  The Fund will typically enter into total return swaps in which the two parties to the swap agreement exchange the net difference between the value of two payment streams on designated reference assets.  Here, the Fund will typically pay the swap counterparty a payment based on LIBOR, plus a negotiated premium, and the counterparty will pay the Fund based on the performance of a specified reference asset.  The value of the swap is based on the net difference between the two payment streams on any given day.  While not reflected in the fee table, to the extent that the value of the Fund’s payment stream is deemed to be a “cost” of the swap, such expenses will be reflected in a Fund’s daily net asset value and its performance.

Prospectus Summary – Principal Investment Strategies and Risks

7.

Several registered open-end funds (mutual funds and exchange traded funds) have strategies that attempt to replicate alternative investment strategies.  In your response to the Staff discuss how these replication strategies differ from those of the Funds and the advantages of the Funds’ strategy relative to such other registered funds.

Response:  Generally, registered open-end funds that attempt to replicate alternative investment strategies (“Replicator Funds”) often employ a replication strategy that seeks to assemble an investment portfolio similar to those employed by hedge funds or other private investment vehicles (“Hedge Funds”) based upon an evaluation of past Hedge Fund returns.  Those Replicator Funds evaluate retrospective performance data of Hedge Funds and construct an investment portfolio that would have exhibited the same historical pattern of returns as those Hedge Funds.  Past performance data is continually evaluated on a rolling basis and the current investment portfolio of the Replicator Fund is then adjusted accordingly based upon recent performance of the relevant Hedge Funds.  As the method of  replication employed by such Replicator Funds is essentially backward looking, tracking error may develop when such strategies are unable to capture the immediate performance of tactical or dynamic Hedge Fund asset allocations that occur in between rolling evaluations of historical data.

By contrast, the Fund generates alternative investment strategy returns by investing in swap agreements and trading companies that collectively match the allocations to each Constituent Fund within the Program Basket with the expectation that the Fund will match the actual total return of the Program Baskets. By this method, the Fund seeks to replicate the performance of alternative investment strategies as those strategies are being implemented in real-time and thereby avoid the limitations of backward-looking methodologies.

8.

Will the Funds utilize swap agreements or will other types of derivative instruments be used?

Response:  Yes. In implementing the Fund’s investment strategy, the Fund invests, either directly or indirectly through its wholly-owned subsidiary (the “Subsidiary”), in a combination of swap agreements or other derivative instruments, Trading Companies (defined below), and fixed-income securities that in the aggregate provide exposure to each Constituent Fund in the same weightings as the Program Basket.  Because the Constituent Funds are privately offered and may lack the liquidity, the Fund will enter into one or more total return swap agreements whose value will be tied to the performance of the returns of one or more of the Constituent Funds or, if available, the return of the entire Program Basket.  The use of total return swap agreements is designed to provide liquidity that may not otherwise be available through direct investments in Constituent Funds. The Fund also reserves the freedom of action to utilize other derivative instruments or investment vehicles in the future to the extent that other derivatives become available and are determined by the Adviser to be more advantageous in pursuing the Fund’s investment objective.

9.

With respect to the anticipated counterparties to the swap agreements, will a Fund enter into one or more swap agreements with a single counterparty to the extent that the value of such swap agreements will represent more than 25% of the Fund’s assets?  If so, will the Fund provide such counterparty’s financial statements with its own.

Response:  No.  As noted above in Comment 6 above, the value of a swap agreement is based on the net difference between the two payment streams on any given day.  To the extent that the net difference is positive in favor of the Fund, the Fund’s adviser will manage the Fund’s exposure to any counterparty such that the exposure to a single counterparty will constitute less than 5% of the Fund’s assets.  Such an arrangement will be accomplished through the incorporation of a  reset mechanism in the swap agreement that calls for the proceeds to be paid through to the Fund so as to maintain the Fund’s credit exposure to the counterparty at below 5% at all times.

10.(a)

Provide a discussion in the Prospectus on the manner in which the synthetic Program Basket is created.  Will a Fund enter into a swap agreement with an alternative investment fund, commodity pool, or a Manager or a CTA of such entities?

Response:  The Prospectus has been revised to address the Staff’s comment.  The relevant assets comprising the Program Basket will be chosen by the Fund’s sub-advisor from a group of assets agreeable to the swap counterparty.

A Fund will enter into enter into one or more swap agreements, in which the counterparty to the contract agrees to pay the Fund the total return earned or realized by a selected basket of reference assets that will match a portion of Constituent Funds of the Program Basket (or the entire Program Basket, if available) on a  “notional amount” of value designated by the Fund's investment adviser. The Fund, in turn, makes regular payments, typically at a fixed rate or at a floating rate based on LIBOR or other variable interest rated based on a notional amount determined by the Adviser.

Swap counterparties will be banks, broker-dealers and other financial institutions determined by the Adviser to be sufficiently creditworthy and meeting other criteria for performing obligations under the swap agreement.  No swap counterparty will be a Manager or CTA of a strategy selected for the Program Basket or funds or pools sponsored by such entities.

(b)

How will the swap agreements be valued;

Response:  The Fund will determine the value of its assets in compliance with the 1940 Act and the rules promulgated thereunder.  As previously discussed above, the Fund will value the swap agreement based on the net amount to be paid or received. The terms of the swap agreement provide for a cash settlement on a net basis, which means the two payment streams are netted out and the Fund will either pay or receive the net amount.  More precisely, in a typical total return swap the value of the swap agreement is the net difference between the present value of the payments each party expects to receive and the present value of the payments each party expects to make. The value is generally zero to each party at the inception of the swap, and becomes positive to one party and negative to the other depending on what direction the value of the reference asset moves.

Under normal circumstances, the reference assets will be valued by an experienced fund administrator with reference to quotations provided by reputable financial institutions serving as counterparty with respect to the relevant swap agreement.  Such quotations and valuations will be monitored and evaluated by the investment adviser’s Valuation Committee in consultation with an independent, third responsible for verifying, on a weekly basis, the integrity of quotations provided by a swap counterparty.

 (c)

How will a counterparty hedge its obligations under a swap agreement;

Response:  The Fund and the Adviser are not in a position to know how a swap counterparty will hedge its exposure under the swap agreement.  Moreover, it is unlikely that a swap counterparty would permit the Fund to direct the hedging activities, if any, of the swap counterparty.  However, the Adviser believes that the counterparty is likely to hedge its position by purchasing interests in the Constituent Funds represented by a swap agreement).  In the alternative, the counterparty, having access to the underlying positions of each Constituent Funds may hedge its obligation under the swap agreement by creating an optimized portfolio that replicates the aggregate characteristics of the entire Program Basket.

(d)

Discuss the ability of the swap to have caps, floors and collars to limit volatility (upside rewards and downside risk);

Response:

It is expected that the swap agreements will provide for monthly resets with additional resets triggered inter-month in the event that either party owes more than 4.5% of the notional level of the swap to the other party since the previous monthly reset.

(e)

Will the notional value of a Fund’s swap agreements exceed the net asset value (NAV) of a Fund; will the Fund cover the full notional value of the swap agreement;

Response:  The notional amount of the swap agreement(s) will typically be adjusted to correlate to then current Fund net asset levels at ratios ranging from $1.30-$1.60 of notional exposure  per $1.00 NAV and, therefore, the notional value of the swap agreement(s) will likely be in excess of the Fund’s net asset value.  Because the terms of the swap agreement(s) provide exclusively for cash settlements, a Fund’s current obligations under the swap agreements will generally be equal only to the net amount to be paid or received under the agreement based on the relative daily values of the positions held by each party to the agreement (the “net amount”). A Fund’s current obligations under a swap agreement will be accrued daily (offset against any amounts owed to the Fund) and any accrued but unpaid net amounts owed to a swap counterparty will be covered by the segregation or “earmarking” of liquid assets, in a manner consistent with various Commission and Staff guidance regarding the issuance of “senior securities.”

(f)

Will the swap agreements in which a Fund enters be considered liquid (including a discussion considering whether the Fund would be able to meet its redemption requests in the event that 50% of the Fund’s shareholders redeem on the same day.

Response:  It is anticipated that the swap agreements in which the Fund will enter will provide for termination of the swap agreement at the Fund’s option on any business day with prompt payment of any amounts owed under the agreement, and therefore will be treated as liquid.  While the Board is ultimately responsible for liquidity determinations, the Board has delegated to the Fund’s investment adviser the responsibility for determining and monitoring the liquidity of the Fund’s holdings including swap agreements.  If it is determined that a swap agreement is no longer liquid, the investment adviser will review the Fund’s portfolio to determine an appropriate course of action including reporting the matter to the Board.

In the unlikely event that 50% of a Fund’s shareholders redeemed their position in the Fund, it is anticipated that the Fund would be able to meet redemption requests within seven days of receipt of such request. Because the terms of the swap provide for reset in the event the mark to market value of the swap constitutes 5% of the Fund net assets, it is anticipated that approximately 95% of Fund assets will be represented by assets other than the swap.

11.

Within the discussion on how hedge fund programs are selected for inclusion in the Program Basket, provide approximate number or range of hedge fund programs that will be included in the Program Basket?

Response:  The Prospectus has been revised to reflect the Staff’s comment.  It is anticipated that the Program Basket will consist of between 12 and 20 Constituent Funds.

12.

Provide a plain English definition of the “Program Basket Derivatives.”

Response: The Prospectus has been revised to address the Staff’s comment.

13.

Consistent with the Letter dated July 30, 2010, from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute (“Derivatives Letter”), describe the specific derivative instruments in which the Fund will invest and provide corresponding risk disclosure on such instruments including, to the extent they are principal investment strategies or technique, the use of futures and options contracts.

Response:  The Prospectus has been revised to reflect the Staff’s comment.

14.

In the risk disclosure for Interest Rate Margin Risk, clarify the discussion regarding the segregation of liquid assets to cover derivative instruments and, specifically, swap agreements.

Response:  The Prospectus has been revised to reflect the Staff’s comment.

Prospectus Summary – Portfolio Managers

15.

In the section entitled “Portfolio Managers,” provide only the portfolio managers’ name.

Response:  The Prospectus has been revised to reflect the Staff’s comment.

Prospectus – Other Comments

16.

Comments with respect to the Prospectus Summary should be reflected in the section entitled “Additional Information about Principal Investment Strategies and Related Risks.”

Response:  The Prospectus has been revised to reflect the Staff’s comment.

17.

Remove the notice of privacy policy from each Prospectus.

Response:  The Prospectus has been revised to reflect the Staff’s comment.

18.

Disclose that the Fund may only be purchased by those investors that meet the definition of “accredited investor” under Rule 506 of Regulation D under the Securities Act of 1933.

Response:  The prospectus has been revised to make clear that Shares of the Fund will only be sold to institutional class investors investing a minimum of $1 million or investors otherwise meeting the definition of an “accredited investor” under Rule 506.

STATEMENT OF ADDITIONAL INFORMATION

1.

Revise investment limitation regarding to industry concentration to reflect that a Fund will not concentrate in any one industry.

Response: The SAI has been revised to reflect the Staff’s comment.

2.

Under the section entitled “Leadership Structure and Responsibilities of the Board and Its Committees“, disclose whether or not the Trust has a designated lead independent trustee.

Response:  The SAI has been revised to reflect the Staff’s comment.

* * *

As counsel to the Trust, we reviewed the Amendment and hereby represent that the Amendment does not contain disclosures that would render it ineligible to become effective under Rule 485(b) of the Securities Act.  This letter incorporates by reference the “Tandy Letter” signed by an officer of the Trust and attached hereto as Exhibit A.

Please direct any questions concerning this letter to the undersigned at 215.981.4009 or John P. Falco, Esq. at 215.981.4659.

Very truly yours,
/s/John M. Ford
John M. Ford
cc:	Robert J. Enck, President, Equinox Funds Trust John P. Falco, Esq.

EXHIBIT A

EQUINOX FUNDS TRUST
4020 SOUTH 147TH STREET, SUITE 2

OMAHA, NE 68137

June 21, 2012

Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Equinox Funds Trust (the “Trust”) File Nos. 333-168569 and 811-22447

Dear Sir or Madam:

In connection with the Trust’s response to certain oral comments received from the Commission staff with respect to Post-Effective Amendment No. 2, the Trust’s registration statement on Form N-1A filed with the Commission on April 8, 2011 (the “Amendment”), the Trust is providing the following, as instructed:

The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Amendment, (ii) Commission staff comments or changes to disclosure in response to staff comments in the Amendment reviewed by the staff do not foreclose the Commission from taking any action with respect to the Amendment, and (iii) the Trust may not assert staff comments with respect to the Amendment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to John M. Ford, Esq. of Pepper Hamilton, LLP, counsel to the Trust, at 215.981.4009.

Very truly yours,
/s/ Philip Liu
Philip Liu
Secretary
Cc:	John M. Ford, Esq.